EXHIBIT (A)(5)(V)
                                                               -----------------

FOR IMMEDIATE RELEASE

        GIBBS HOLDINGS ANNOUNCES PRELIMINARY RESULTS OF REDWOOD MICROCAP
                                FUND TENDER OFFER

June 16, 2005


Ardmore, Oklahoma


Gibbs Holdings, LLC ("Holdings") today announced the preliminary results of its tender offer for shares of common stock of Redwood Microcap Fund, Inc (OTCBB:
RWMC) which expired at 5:00 p.m. on June 15, 2005. Holdings commenced the tender offer on April 25, 2005 to acquire all of the shares of common stock of Redwood which it did not already own, consisting of 633,237 shares, for $1.60 per share, net to the seller in cash, without interest. Completion of the tender offer was subject to prior FCC approval of the transfer of control of certain radio stations indirectly controlled by Redwood and the tender of at least 403,923 shares. Both conditions have been satisfied.


Based on a preliminary count by the depositary, the total number of shares tendered in the offer was 517,415. Holdings expects to purchase all properly tendered shares at $1.60 per share, net to the seller in cash, without interest, for a total purchase price of approximately $827,864. All shares purchased in the tender offer will be purchased at the same price. The actual number of shares to be purchased is subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure and shares for which certificates have been lost. The actual number of shares will be announced promptly following completion of the verification process. Payment for shares accepted will occur promptly after determination of the number of shares properly tendered.


Holdings expects to close the purchase of the 670,731 remaining shares it contracted to acquire from John Power and certain other shareholders, which was also subject to FCC approval in the next few days. As a result of this additional purchase and the tender offer, Holdings will own a total of 2,177,322 shares, which constitutes approximately 95% of the voting shares outstanding.


As disclosed in the tender offer documents, Holdings expects to acquire the remaining shares of Redwood for $1.60 per share by means of a short form merger as permitted by the Colorado Business Corporation Act. It is expected that this merger will occur in the next 30 days.


Redwood MicroCap Fund, Inc. is a registered closed-end investment company with holdings in energy, communications, hotels and real estate.


For further information contact:

John Gibbs     580-226-6700, Ext 201

Stan Pittman   719-593-2111